Exhibit 99.4

CONSENT OF ALICE CHAN

As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named as a Director Nominee in the Registration Statement on Form S-1 of CF Acquisition Corp. VII (the “Company”), originally filed on February 19, 2021, and any and all amendments thereto, registering securities for issuance in the Company’s initial public offering.

Dated: February 26, 2021

/s/ Alice Chan
Alice Chan